Kevin Thigpen · 3rd

Rock Solid Real Esta
Investments of Flori

Principal Broker Rock Solid Real Estate Investments

Jacksonville, Florida Area · 500+ connections · Contact info

Providing services

Real Estate Marketing, Commercial Real Estate, Commercial Lending, Real Estate, Mortgage Lending, anc
Property Management

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Experience

Principal Broker

Rock Solid Real Estate Investments of Florida Inc.

Feb 2015 – Present · 5 yrs 5 mos

Florida

Specializing in Commercial Multifamily Properties and Real Estate Investing.

Real Estate Investor

Top Notch

Mar 2005 – Present · 15 yrs 4 mos

Florida

Skills & Endorsements

Investment Properties · 16

Endorsed by **John Sperling, who is highly skilled at this**

Real Estate · 14

Endorsed by **Janey Baker and 1 other who is highly skilled at this**

Sales · 11

Endorsed by **Kyle Mitchell - Multifamily Investor/Syndicator and 1 other who is highly skilled at thi**

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Interests

Jacksonville Business Journal
9,992 followers

Real Estate Investment Opportu
1,132 members

REO Network
2,741 followers

BIGDEAL - The Real Estate Inve
6,729 members

Childcare Owners, Directors & Ad...
17,963 members

Virtual Assistant Philippines
28 followers

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